FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2003

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 3 NON-CUMULATIVE CONVERTIBLE PREFERENCE SHARES OF US$0.01

The Directors have declared the dividend payable on the Series 3 non-cumulative convertible preference shares of US$0.01 for the six months to 30 June 2003.

The dividend will be paid on 30 June 2003 at a rate of US$39.08 per share to holders on the Register at the close of business on 13 June 2003.

04 June 2003

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J AND SERIES K NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 30 JUNE 2003

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 30 June 2003. The dividends will be paid on 30 June 2003 at the undernoted rates to holders on the register at the close of business on 13 June 2003. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 13 June 2003.

Series	Dividend payable per share
Series D	US$0.51328125
Series E	US$0.50625
Series F	US$0.478125
Series G	US$0.4625
Series H	US$0.453125
Series I	US$0.50
Series J	US$0.53125
Series K	US$0.4921875

4 June 2003

End

The Royal Bank of Scotland Group plc (the “Company”)

Scrip Dividend

37,111,848 new ordinary shares of 25 pence each will expect to be listed on 6 June 2003 as fully paid up under the Company’s Scrip Dividend Scheme. These new shares will rank pari passu in all respects with the existing shares of the Company. Application has been made for the shares to be admitted to the Official List and approval of the block listing application is expected on 6 June 2003.

Further copies of this announcement are available at the Company’s Offices at 36 St Andrew Square, Edinburgh, EH2 2YB and a copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authorities Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel: 0207 676 1000

5 June 2003

The Royal Bank of Scotland Group plc

Pre-Close Trading Up-date

11 June 2003

The Royal Bank of Scotland Group (“RBS”) will be holding discussions with analysts ahead of its close period for the half year ending 30 June 2003. This statement details the information that will be covered in those discussions.

RBS has continued to make good progress in the first half of 2003. Key features of its interim results, which will be released on 5 August, are expected to include continued strong growth in income, a further improvement in efficiency, and provisions in line with guidance given at the results presentation in February. Consequently, profits are anticipated to be in line with expectations.

Income and Margins

RBS continues to achieve strong income growth, with Direct Line and Retail Direct achieving particularly rapid growth. Wealth Management continues to be affected by lower stock markets but is showing overall resilience.

As predicted at the results presentation in February, interest margins have been slightly lower than in 2002. Income growth has, however, been sustained by good growth in deposit and loan volumes, and by strong growth in non-interest income, especially in areas such as general insurance and credit cards.

Expenses

The Group remains focused on improving its efficiency, and whilst expenses have increased to support higher business volumes, a further improvement in the cost:income ratio is expected to be achieved.

Credit Quality and Provisions

Credit quality remains strong, with no material change to the distribution by grade of our risk assets compared with the position disclosed in the results presentation in February.

The charge for bad debts continues at a level consistent with that reported in 2002 and the growth in the loan book.

Our view of credit quality remains essentially unchanged from that discussed in February with credit metrics, if anything, pointing towards an improving outlook.

Acquisitions

Citizens completed the acquisition of Commonwealth Bancorp in January 2003 and had fully integrated its systems, back offices and branches by the end of March. In April, Citizens announced the acquisition of Port Financial, which is expected to be completed in the third quarter. In May, RBS announced the sale of the Miami-based operations of Coutts and the purchase of the credit card and personal loan businesses of Frankfurt-based Santander Direkt AG: both these transactions are expected to be completed in the third quarter.

The acquisition of Churchill Insurance Group plc has been announced today: this acquisition is subject to regulatory approval.

Capital

Capital ratios remain strong at levels within our target ranges and are forecast to remain so after the completion of all the acquisitions and disposals mentioned previously. Fred Goodwin, Group Chief Executive, commented;

“It is pleasing to see continuation of the performance dynamics which have been evident in the Group’s results for some time: superior income growth, continuing efficiency improvement, and stable credit quality. At the same time we have continued to develop our stated strategy, with accretive acquisitions in the United Kingdom, Continental Europe and the United States.

We believe that the interim results will clearly portray a positive picture of the Group’s continuing progress.”

For further information please contact:

Fred Goodwin, Group Chief Executive	0131 556 8555
Fred Watt, Group Finance Director	0131 556 8555
Richard O’Connor, Head of Investor Relations	0207 672 1758
Howard Moody, Group Director, Communications	0131 523 2056

RBS to acquire Churchill Insurance Group from Credit Suisse Group for £1.1 bn

The Royal Bank of Scotland Group plc (RBS) has reached agreement with Credit Suisse Group (Credit Suisse) to purchase the entire issued share capital of Churchill Insurance Group PLC (Churchill). The agreement is subject to regulatory approvals.

RBS will pay a cash consideration of £1.1 billion, funded by RBS from internal resources, and the transaction is expected to be accretive to earnings before goodwill amortisation and integration costs in the first twelve months.

Commenting on the acquisition, Fred Goodwin, Group Chief Executive of RBS, said: “Churchill is an excellent acquisition for us; it will fit well alongside Direct Line, and will bring several advantages to the Group.

“In direct channels, Churchill’s strength in home insurance will balance Direct Line’s strong position in motor insurance. Both Churchill and Direct Line have expertise in the distribution of general insurance products through partners, under their brands.

“Churchill also owns NIG, a highly regarded company. In addition to distributing motor and home insurance through brokers, NIG has a strong presence in commercial insurance products for SMEs, broadening the general insurance offering of RBS.

“RBS will retain both brands, Direct Line and Churchill, will ensure minimal disruption to customer-facing staff and hence to customers, and will deliver transaction benefits by combining IT, claims and central functions.

“This acquisition will make RBS the third largest general insurer in the UK, and an effective competitor, with a strong, efficient, scaleable platform for growth.”

Oswald J Grübel, Co-Chief Executive Officer of Credit Suisse Group, said “The strength of The Royal Bank of Scotland’s proposal together with the commercial fit with its direct insurance operation were central factors behind our decision to sell. The transaction provides Winterthur with more financial flexibility for selective growth and strengthens the capital base of Winterthur Group.”

For the year ended 31 December 2002, Churchill reported premium income of £1.6 billion and profit before tax of £86 million. At 31 December 2002, Churchill had consolidated net assets of £0.7 billion.

For Further Information Contact

Royal Bank of Scotland Group plc

Media

Howard Moody
Tel: +44 207 672 1938 or +44 7768 033562
Carolyn McAdam
Tel: +44 207 672 1914 (today only) or +44 7796 274968 (mobile)

Investor Relations

Richard O’Connor
Tel: +44 (0) 207 672 1758; or +44 7909 873681,

Credit Suisse Group

Media Relations
Tel: + 41 52 261 333 8844,

Winterthur

Media Relations
Tel: + 41 52 261 7744

Background Notes

1.	The Royal Bank of Scotland Group

The Royal Bank of Scotland Group is Europe’s 2nd and the world’s 5th largest banking Group. The Group’s main areas of operation are the United Kingdom, Europe and the United States. It currently employs 111,800 staff world-wide. At 10 June 2003 the market capitalisation of The Group was £47.7 billion.

The Group includes one of the strongest portfolios of brands in the financial services sector including The Royal Bank of Scotland, NatWest, Direct Line, Coutts, Tesco Personal Finance, Ulster Bank, Lombard, and in the US, Citizens.

2.	Churchill Insurance Group PLC

Churchill is the second most widely recognised insurance brand in the UK insurance market. Churchill sells its products directly, as well as through a range of partners and a network of brokers. Churchill also owns NIG, a highly regarded company within the insurance broker market. Churchill has 7 million policies in force.

Churchill employs 8,500 people in a number of locations throughout the UK.

Churchill’s results for the year ended 31 December 2002 were as follows:

£ millions	2002
Earned Premiums (net of re-insurance)	1,639
Other Income	151
Total Income	1,790
Commission and Related Expenses	(373)
Administration and Other Expenses	(232)
Total Expenses	(605)

Claims (net of re-insurance)	(1,099)
Profit Before Tax	86
Combined Ratio*	93.9%

*Prepared on a basis consistent with Direct Line

3.	Direct Line

Direct Line is the UK’s most recognised insurance brand. The Direct Line Group underwrites retail and wholesale insurance and sells it direct by telephone and internet. It has a large number of partnerships and through its International Division, Direct Line sells insurance in Germany and Italy and through joint ventures in Spain and Japan. It has 13 million policies in force in the UK and internationally.

For the year ended 31 December 2002, Direct Line reported premium income after reinsurance of £1.9 billion and a contribution to RBS’s Group operating profit of £355 million.

Direct Line’s results for the year ended 31 December 2002, were as follows:

£ millions	2002
Earned Premiums (net of re-insurance)	1,894
Other Income	245
Total Income	2,139
Expenses	(434)
Claims (net of re-insurance)	(1,350)
Profit Before Tax	355
Combined Ratio (UK only)	89.4%

-Ends-

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

The Royal Bank of Scotland Group plc

2.	Name of shareholder having a major interest

Barclays plc

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Barclays plc

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

n/a

5.	Number of shares / amount of stock acquired

n/a

6.	Percentage of issued class

n/a

7.	Number of shares / amount of stock disposed

n/a

8.	Percentage of issued class

n/a

9.	Class of security

Ordinary 25p

10.	Date of transaction

n/a

11.	Date company informed

11 June 2003

12.	Total holding following this notification

n/a

13.	Total percentage holding of issued class following this notification

Less than 3%

14.	Any additional information

n/a

15.	Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, 0131 523 2002

16.	Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, 0131 523 2002

Date of notification

11 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.	Name of company

The Royal Bank of Scotland Group plc

2.	Name of director

Frederick Inglis Watt

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Frederick Inglis Watt

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) Self 6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7.	Number of shares / amount of stock acquired

87

8.	Percentage of issued class

–

9.	Number of shares/amount of stock disposed

–

10.	Percentage of issued class

–

11.	Class of security

Ordinary Shares of 25p

12.	Price per share

£13.562

13.	Date of transaction

6 June 2003

14.	Date company informed

10 June 2003

15.	Total holding following this notification

7310

16.	Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant

18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option

20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information

24.	Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25.	Name and signature of authorised company official responsible for making this notification

Date of Notification

11 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.	Name of company

The Royal Bank of Scotland Group plc

2.	Name of director

Frederick Inglis Watt

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Spouse

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr Helen Watt

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Spouse

6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7.	Number of shares / amount of stock acquired

77

8.	Percentage of issued class

–

9.	Number of shares/amount of stock disposed

–

10.	Percentage of issued class

–

11.	Class of security

Ordinary Shares of 25p

12.	Price per share

£13.562

13.	Date of transaction

6 June 2003

14.	Date company informed

10 June 2003

15.	Total holding following this notification

7387

16.	Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant

18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option

20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information

24.	Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25.	Name and signature of authorised company official responsible for making this notification

Date of Notification

11 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.	Name of company

The Royal Bank of Scotland Group plc

2.	Name of director

Sir George Ross Mathewson

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir George Ross Mathewson

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7.	Number of shares / amount of stock acquired

22

8.	Percentage of issued class

–

9.	Number of shares/amount of stock disposed

–

10.	Percentage of issued class

–

11.	Class of security

Ordinary Shares of 25p

12.	Price per share

£13.562

13.	Date of transaction

6 June 2003

14.	Date company informed

10 June 2003

15.	Total holding following this notification

247970

16.	Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant

18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option

20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information

24.	Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25.	Name and signature of authorised company official responsible for making this notification

Date of Notification

11 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.	Name of company

The Royal Bank of Scotland Group plc

2.	Name of director

Iain Samuel Robertson

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Iain Samuel Robertson

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7.	Number of shares / amount of stock acquired

2763

8.	Percentage of issued class

–

9.	Number of shares/amount of stock disposed

–

10.	Percentage of issued class

–

11.	Class of security

Ordinary Shares of 25p

12.	Price per share

£13.562

13.	Date of transaction

6 June 2003

14.	Date company informed

10 June 2003

15.	Total holding following this notification

123878

16.	Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant

18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option

20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information

24.	Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25.	Name and signature of authorised company official responsible for making this notification

Date of Notification

11 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.	Name of company

The Royal Bank of Scotland Group plc

2.	Name of director

Norman Cardie McLuskie

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Norman Cardie McLuskie

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7.	Number of shares / amount of stock acquired

39

8.	Percentage of issued class

–

9.	Number of shares/amount of stock disposed

–

10.	Percentage of issued class

–

11.	Class of security

Ordinary Shares of 25p

12.	Price per share

£13.562

13.	Date of transaction

6 June 2003

14.	Date company informed

10 June 2003

15.	Total holding following this notification

150076

16.	Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant

18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option

20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information

24.	Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25.	Name and signature of authorised company official responsible for making this notification

Date of Notification

11 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.	Name of company

The Royal Bank of Scotland Group plc

2.	Name of director

Norman Cardie McLuskie

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Adam & Company Nominees Limited

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7.	Number of shares / amount of stock acquired

3077

8.	Percentage of issued class

–

9.	Number of shares/amount of stock disposed

–

10.	Percentage of issued class

–

11.	Class of security

Ordinary Shares of 25p

12.	Price per share

£13.562

13.	Date of transaction

6 June 2003

14.	Date company informed

10 June 2003

15.	Total holding following this notification

153153

16.	Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant

18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option

20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information

24.	Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25.	Name and signature of authorised company official responsible for making this notification

Date of Notification

11 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.	Name of company

The Royal Bank of Scotland Group plc

2.	Name of director

William Moore Wilson

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

William Moore Wilson

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2002

7.	Number of shares / amount of stock acquired

175

8.	Percentage of issued class

–

9.	Number of shares/amount of stock disposed

–

10.	Percentage of issued class

–

11.	Class of security

Ordinary Shares of 25p

12.	Price per share

£13.562

13.	Date of transaction

6 June 2003

14.	Date company informed

10 June 2003

15.	Total holding following this notification

9722

16.	Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant

18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option

20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information

24.	Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

25.	Name and signature of authorised company official responsible for making this notification

Date of Notification

11 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

THE ROYAL BANK OF SCOTLAND plc

£500 million (Junior) Subordinated Upper Tier II Note Issue

The Royal Bank of Scotland plc (“the Bank”) has issued a £200m tap of the £300 million (Junior) Subordinated Upper Tier II issue launched on 29 August 2002. The notes will be perpetual with a first call date of 16th September 2026.

The tap has been priced at a spread of 83 basis points against the UK Treasury 6 % due December 2028 and will be fungible with the existing issue on or after 5 August 2003.

The lead manager and bookrunner for the deal was The Royal Bank of Scotland, with BNP Paribas and JP Morgan as co-lead managers.

The notes have been issued under the Bank’s Euro Medium Term Note Programme, and will be listed on the London Stock Exchange.

For further information, please contact:

The Royal Bank of Scotland Group plc

Fred Watt
Group Finance Director
42 St. Andrew Square
Edinburgh EH2 2YE
Tel: 0131 523 2028

Ron Huggett
Capital Raising Director
280 Bishopsgate
London EC2 4RB
Tel: 020 7375 4925

Gordon Taylor
Director, Primary Markets
135 Bishopsgate
London EC2M 3UR
Tel: 020 7648 3095
Stabilisation FSA

13 June 2003

THE ROYAL BANK OF SCOTLAND GROUP PLANS

US$300 MILLION EXCHANGEABLE CAPITAL ISSUE

The Royal Bank of Scotland Group plc (“the Group”) intends to issue 12 million Exchangeable Capital Securities (the “Capital Securities”), to be designated Series B at a subscription price of US$25.00 per Capital Security. The Capital Securities are exchangeable at our option into preference shares with a liquidation preference of $25.00 per preference share, issued by us, which will be represented by American Depository Shares.

The Series B Capital Securities will be issued under the Group’s Shelf Registration Statement, which has been declared effective by the Securities and Exchange Commission, Washington, D.C., and provides for the offer and sale from time to time of up to US$7 billion aggregate initial offering price of debt securities (including capital securities), preference shares, and certain other securities.

Application will be made to list the Series B Capital Securities on the New York Stock Exchange but no application will be made to list the Series B Capital Securities on the London Stock Exchange. It is expected that the Financial Services Authority will confirm that Series B Capital Securities will qualify as Upper Tier Two Capital.

The Group is being advised in connection with the issue by Citigroup Global Markets Inc who are also acting with, Lehman Brothers, Merrill Lynch, Morgan Stanley, UBS, Prudential and Wachovia as Managers.

It is intended that the net proceeds from the issue of the Series B Capital Securities will be used for general corporate purposes.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series B Capital Securities in any State of the United States in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the Securities Laws of any such State. No Series B Capital securities will be offered to the public in the United Kingdom.

For further information, please contact:

The Royal Bank of Scotland Group plc

Fred Watt
Group Finance Director
42 St Andrew Square
Edinburgh
EH2 2YE
Tel: 0131 523 5171

Ron Huggett
Capital Raising Director
280 Bishopsgate
London
EC2M 4RB
Tel: 020 7375 4925

Citigroup

Alan Patterson
Managing Director
Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB
Tel: 020 7986 8990

Stabilisation FSA

13 June 2003

THE ROYAL BANK OF SCOTLAND GROUP AGREES PRICE OF US$850 MILLION EXCHANGEABLE CAPITAL SECURITIES ISSUE

The Royal Bank of Scotland Group plc (“the Group”) is pleased to advise that the dollar Exchangeable Capital Securities issue which it announced on 13 June 2003 has been increased to US$850 million and has been fully subscribed. The issue will comprise 34 million Exchangeable Capital Securities (the “Capital Securities”), to be designated Series B at a subscription price of US$25.00 per Capital Security. The Capital Securities are exchangeable at our option into preference shares with a liquidation preference of $25.00 per preference share, issued by us, which will be represented by American Depository Shares.

The cumulative interest payments on the Series B Capital Securities will be payable in US dollars quarterly in arrears on March 31, June 30, September 30, and December 31 of each year, beginning on September 30, 2003, at a net rate of US$1.43750 annually per Series B Capital Security.

The Group is being advised in connection with the issue by Citigroup Global Markets Inc who are also acting with Lehman Brothers, Merrill Lynch, Morgan Stanley, UBS, Prudential and Wachovia as Managers.

For further information, please contact:

The Royal Bank of Scotland Group plc

Fred Watt
Group Finance Director
42 St Andrew Square
Edinburgh
EH2 2YE
Tel: 0131 523 2028

Ron Huggett
Capital Raising Director
280 Bishopsgate
London
EC2M 4RB
Tel: 020 7375 4925

Citigroup

Michael Coppock
Director
Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB
Tel: 020 7986 8964

Stabilisation FSA

16 June 2003

23 JUNE 2003

THE ROYAL BANK OF SCOTLAND GROUP PLC COMPLETES US$850 MILLION EXCHANGEABLE CAPITAL SECURITIES ISSUE

The Royal Bank of Scotland Group plc (“the Group”) has completed the issue of 34,000,000 Exchangeable Capital Securities, Series B at an issue price of US$25.00 per share. The proceeds of the issue of Exchangeable Capital Securities, Series B, after deducting underwriting commission, amount to US$827,249,281.25. Application has been made for the Exchangeable Capital Securities, Series B to be listed on the New York Stock Exchange.

No application has been made to list the Exchangeable Capital Securities, Series B in the UK and the Exchangeable Capital Securities, Series B are not being offered or sold to the public in the UK.

For further information, please contact:

The Royal Bank of Scotland Group plc

Fred Watt
Group Finance Director
42 St Andrew Square
Edinburgh
EH2 2YE
Tel: 0131 523 5171

Ron Huggett
Capital Raising Diector
280 Bishopsgate
London
EC2M 4RB
Tel: 0207 375 4925

Citigroup Global Markets Limited

Mike Coppock
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB
Tel: 0207 986 8964

RBS Announces Appointment of Iain Robertson as a Non-executive Director

The Royal Bank of Scotland Group plc (RBS) has appointed Mr Iain Robertson as a Non-executive Director, with immediate effect. Mr Robertson was previously an Executive Director and Chairman of the Group’s Corporate Banking and Financial Markets Division.

25 June 2003

For further information contact:

Carolyn McAdam, Head of Group Communications:
0131 523 2055
07796 274968

THE ROYAL BANK OF SCOTLAND GROUP PLC COMPLETES US$350MN ISSUE OF SUBORDINATED FIXED RATE NOTES DUE 2018

The Royal Bank of Scotland Group plc (“the Group”) has completed the issue of US$350 million subordinated fixed rate notes due 2018 (“Notes”). The notes were issued at 99.872%, with a coupon of 4.70%, payable semi annually on 3 January and 3 July. Proceeds from the issue of the Notes, after deducting underwriting commission, amount to US$347,693,500.00

Goldman Sachs & Co., and UBS acted as Joint Lead Managers to advise the Group on this transaction.

The Notes will be issued under a Form F-3 Shelf Registration Statement which the Group has filed with the Securities and Exchange Commission, Washington, D.C. and which provides for the offer and sale from time to time of up to US$7 billion aggregate initial offering price of debt securities, capital securities and preference shares.

The Notes are expected to be rated Aa3/A/AA- by Moody’s, S&P and Fitch respectively.

For further information, please contact:

The Royal Bank of Scotland Group plc

Ron Huggett
Capital Raising Director
280 Bishopsgate
London
EC2N 2DL
Tel: 020 7375 4925

Schroder Goldman Sachs & Co.
Shazia Azim
Executive Director
120 Fleet Street
River Court
London
EC4A 2HS
Tel: 0207 774 2652	Richard O’Connor Head of Investor Relations 280 Bishopsgate London EC2N 4RB Tel: 020 7672 1759 UBS Gary Abrahams Executive Director 100 Liverpool Street London EC2M 2RH Tel: 0207 567 2661

Stabilisation – FSA

26 June 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 July 2003

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:
Name: H Campbell Title: Head of Group Secretariat